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                                                                   EXHIBIT 16.01

June 9, 1998


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:  Hiway Technologies, Inc.
     Registration Statement on Form S-1

Gentlemen:

This letter is provided to you pursuant to Item 304 of Regulation S-K in connection with the above-referenced Registration Statement. The undersigned confirms that it has received a copy of the disclosures made by the registrant in response to Item 304 of Regulation S-K (which disclosures are set forth in the "Experts" and "Change in Independent Accountants" sections of such Registration Statement.) The undersigned further confirms that it agrees with the statements made by the registrant in response to Item 304.

Very truly yours,

/s/ De Meo, Young, McGrath & Company, P.A.

De Meo, Young, McGrath & Company, P.A.